Filed by ProCap Financial, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ProCap Financial, Inc.

Commission File No.: [______]

On June 23, 2025, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Colombus Circle Capital Corp. I, among other parties, participated in an interview on CNBC’s Squawk Box. A transcript of the interview is provided below:

Joe Kernen: It says here Bitcoin's rebounding, I guess, maybe based on whatever close it did drop below $99,000 mark that was yesterday. Joining us now, it doesn't feel like it's up $2,000.

Joe Kernen: Anthony Pompliano, founder and CEO of Professional Capital Management, it kind of slowly just had been selling off for about 3 weeks, I think, and last week it got worse, broke under $105000 all the way down to 99000.

Joe Kernen: You're I mean, I know what you're going to say, but when when there's things like this going on, people sell what they're able to sell, and it's pretty it's pretty liquid.

Pomp: Yeah. Look. I think that over the weekend, we've now seen throughout this year, multiple geopolitical events have transpired on Saturday or Sunday. The traditional markets are closed. Bitcoin is 24 7 global and liquid, and so people do sell what they wanna sell.

Pomp: Now we see that stocks are down this morning, and I think that many assets will get sold when people are able to sell those as well. But also, think that a core function of Bitcoin is not only the accessibility, but it is the volatility.

Pomp: And what you're seeing here is that people are reacting whether it's positive or negative, Bitcoin just moves more. And ultimately, if you look over the last 90 days, Bitcoin's up 15%, and it's up over 50% in the last year.

Pomp: So I think Bitcoin investors are very happy that they're continuing to see volatility.

Joe Kernen: I just think that the overriding theme of the past 2 months though has been cool inflation and more dovish comments coming at least from some members of the Fed.

Joe Kernen: That's that's what Bitcoin wants, isn't it? I mean, a rate cut. Rate cuts, QE, anything that that increases the number of dollars out there.

Joe Kernen: The big beautiful bill is going to add how much? I mean, all these things seem like they're they're playing right into Bitcoin's wheelhouse. It's up it was up to a 110,000 from where was it 17,000, what, 2 years ago?

Joe Kernen: 17,000? It wasn't that long ago. So it's come a long way, but it is and and you can't look at it the way I'm looking at it.

Pomp: If you think about that volatility, Bitcoin was down, you know, $75,000 dollars just a few weeks ago. Right. We're back up over a $100,000. And so, again, it's the volatility of Bitcoin is what is attractive to a very large audience of those holders.

Pomp: But also, I think that the large pools of capital now realize that it is big enough for them to allocate to, and that's where you're really seeing kind of this adoption both on Wall Street and at the nation state level, and I think it's all gonna continue.

Joe Kernen: And that's going to be for the original reason, and that is as an alternative to fiat, and there's only 21,000,000. Because stablecoins based on the dollar, if they're real and have a 102% backing with treasuries or however they want to do it, that could seems like, you know, they put it on Ethereum or whatever you put it on, that could take the usage case away from from being a big benefit for Bitcoin, couldn't it?

Joe Kernen: Could it would would I would if Bitcoin was stable, would stay get up to, let's say, it gets up to a million dollars a coin, which I'm just

Pomp: Well, Bitcoin is stable. Bitcoin is stable. Right? 1 Bitcoin equals 1 Bitcoin, and I think what you're seeing is the Bitcoin dollar I

Joe Kernen: that you don't wanna use it necessarily you don't wanna buy a pizza that's worth a trillion dollars

Pomp: Of course.

Joe Kernen: In years. So it's not Of being used for that yet. Could use stablecoins the same way, couldn't you?

Pomp: Yeah. Well, I think what people are doing is they're saying, wanna hold the things that'll be valuable in the future, and I wanna get rid of the things that aren't gonna be valuable in the future. So they're spending, they're literally selling the stablecoin. They're saying it's not going to be valuable in the future, and they're saving and holding the thing that's going to appreciate in value, which is Bitcoin.

Joe Kernen: Okay. So those those are different usages then for Bitcoin. Bitcoin ever become the the way that transactions are done around the globe instantaneously?

Pomp: People already do that to some degree. I think it'll continue to become more and more popular.

Andrew Sorkin: I think the question is, in a stable coin world, does it erode the value of Bitcoin in that regard? Meaning, to the extent that people wanna be able to move money from place to place to place. Yeah. Well, I think Right. That's part of the argument about what Bitcoin's able to do.

Pomp: I think right now, we still live in a dollar denominated world, and so people are pricing the assets in dollars, and so people are gonna spend the dollars to buy those goods. As you see more and more organizations start to price things in Bitcoin, which is a big if, But if that happens, then you will see Bitcoin become the medium of exchange.

Pomp: Because now what you're doing is you're taking away that exchange rate or that volatility in dollar prices. Okay. Different question. Just about your own life. Yeah.

Andrew Sorkin: So you're gonna have now the Pompliano sort of empire between the SPAC which you're working on, between this effort, between your media efforts

Pomp: Mhmm.

Andrew Sorkin: Be all how is it how are you gonna devote yourself to these different activities?

Pomp: Well, today, we're announcing what is the largest initial fundraise for a publicly traded Bitcoin treasury company in history. We've raised over $750,000,000. It's a billion dollar merger with the Columbus Circle, a SPAC.

Pomp: And the idea here is we want to really be successful in the financial services sector. And so if you think about this ProCap SPAC, that is a dollar denominated vehicle to go and do an acquisition.

Pomp: The ProCap Financial is the exact same thing. It's a publicly traded company where we can go and we can acquire Bitcoin. Right. And so I think that that is where my entire career has sat. I sit at the intersection between the Internet and the Bitcoiners and the institutional world.

Pomp: We've been very fortunate to have a lot of institutional investors participate in this round, but also I think that there is a dollar denominated world and there's a Bitcoin denominated world. And what I wanna do is continue to sit at the intersection of that and provide ability not only for myself and our shareholders.

Andrew Sorkin: Operating that these businesses in I mean, are you are you the effectively the CEO operating them, or are you gonna have teams that are doing this for you? How's this gonna work?

Pomp: Some some of the different vehicles, obviously, we will hire entire dedicated teams in the private market. That's what we've done. We own a lot of businesses. We have, you know, CEOs and executive teams that run those businesses. I will be the CEO of ProCap Financial, which is the business combination with Columbus Circle.

Pomp: And what I believe is the opportunity there is you're able to acquire Bitcoin, but then not only just acquire Bitcoin. Buying Bitcoin and allowing it to go up in price obviously has been a successful strategy, but I believe that the future of these companies is going to be how do you build revenue and profit with financial services on top of that.

Pomp: No different than if you look at the traditional financial service firms. They have a balance sheet of dollars, and they go and they build these financial services on top that drive revenue and profit. I think that you still have to build a business on top of a big pile of Bitcoin.

Joe Kernen: Very good. Alright, thank you.

Pomp: Absolutely. Thank you, guys, for having me.

Joe Kernen: Okay. You're welcome.

Annex A

IMPORTANT LEGAL INFORMATION

ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“CCCM”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CCCM and a prospectus (the “Proxy Statement/Prospectus”) in connection with (i) a proposed business combination, to be effected subject to and in accordance with the terms of certain business combination agreement dated as of June 23, 2025 (as may be modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap Financial, CCCM, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company, ProCap BTC, LLC, a Delaware limited liability company (“ProCap BTC”), and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”)(the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the Closing by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCCM as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CCCM and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CCCM AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CCCM’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCCM, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CCCM and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

CCCM, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CCCM’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CCCM’s securities are, or will be, contained in CCCM’s filings with the SEC, including the final prospectus for CCCM’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CCCM’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by ProCap Financial and CCCM with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CCCM, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and CCCM, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, CCCM and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin-aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CCCM’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CCCM’s securities; the risk that the Proposed Transactions may not be completed by CCCM’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CCCM’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the CCCM’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CCCM or the shares of common stock, par value $0.0001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of CCCM in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, CCCM or others in connection with or following announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or CCCM filed, or that will be filed, with the SEC, including as will be set forth in the Registration Statement to be filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CCCM’s Quarterly Reports on Form 10-Q and CCCM’s Annual Reports on Form 10-K that will be filed by CCCM from time to time, the Registration Statement that will be filed by ProCap Financial and CCCM and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by CCCM and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CCCM nor ProCap Financial presently know or that CCCM and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

 Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CCCM, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CCCM, ProCap BTC, nor ProCap Financial gives any assurance that any of CCCM, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by CCCM, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

Media Contacts

Ebony Lewkovitz

ebony@edencommunications.com

Larissa Bundziak

larissa@edencommunications.com

Dan Nash

IR@ColumbusCircleCap.com